Exhibit 21.1

SUBSIDIARIES OF PARKS! AMERICA, INC.

1.	Wild Animal Safari, Inc., a Georgia corporation, wholly owned by Parks! America, Inc.
2.	Wild Animal, Inc., a Missouri corporation, wholly owned by Parks! America, Inc.
3.	Aggieland-Parks, Inc., a Texas corporation, wholly owned by Parks! America, Inc.